FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Financial report for January-December 2011.

FINANCIAL REPORT

Santander

2011

FINANCIAL REPORT
JANUARY - DECEMBER

GROSS INCOME
Million euros

+5.3%
2011 / 2010

39,381
42,049
44,262
2009
2010
2011

NET OPERATING INCOME AFTER PROVISIONS
Million euros

+1.6%
2011 / 2010

13,477
13,595
13,811
2009
2010
2011

ATTRIBUTABLE PROFIT
Million euros

-34.6%
2011 / 2010

8,943
8,181
5,351
2009
2010
2011

EARNINGS PER SHARE
Euros

-36.1%
2011 / 2010

1.0454
0.9418
0.6018
2009
2010
2011

EFFICIENCY RATIO
%

+1.6 p.p.
2011 / 2010

41.7
43.3
44.9
2009
2010
2011

CORE CAPITAL
%

+1.22 p.p.
Dec'11 / Dec'10

8.61
8.80
10.02
Dec'09
Dec'10
Dec'11

DISTRIBUTION OF ATTRIBUTABLE PROFIT BY GEOGRAPHIC SEGMENTS
2011

Continental Europe: 31%
Other Latin America: 6%
Sovereign: 6%
Retail Spain: 9%
Portugal: 2%
Germany: 5%
Chile: 7%
Retail Poland: 3%
Other retail Europe: 8%
Mexico: 10%
Global business Europe: 4%
United Kingdom: 12%
Brazil: 28%

DISTRIBUTION OF ATTRIBUTABLE PROFIT BY BUSINESS SEGMENT
2011

Asset Management and Insurance: 5%
Retail Spain: 9%
Global Wholesale Banking: 20%
Other retail Europe: 16%
Retail Sovereign: 5%
Retail United Kingdom: 10%
Retail Latin America: 35%
Retail Banking: 75%

2	JANUARY - DECEMBER FINANCIAL REPORT 2011

KEY CONSOLIDATED DATA

	September 30,	September 30,	September 30,	September 30,	September 30,
	2011	2010	Amount	(%)	2009
BALANCE SHEET (Million euros)
Total assets	1,251,525	1,217,501	34,024	2.8	1,110,529
Net customer loans	750,100	724,154	25,946	3.6	682,551
Customer deposits	632,533	616,376	16,158	2.6	506,976
Customer funds under management	984,353	985,269	(916)	(0.1)	900,057
Shareholders’ equity (1)	80,629	75,273	5,356	7.1	70,006
Total managed funds	1,382,980	1,362,289	20,691	1.5	1,245,420

INCOME STATEMENT (Million euros)
Net interest income	30,821	29,224	1,597	5.5	26,299
Gross income	44,262	42,049	2,213	5.3	39,381
Net operating income	24,373	23,853	519	2.2	22,960
Profit from continuing operations	7,881	9,129	(1,248)	(13.7)	9,427
Attributable profit to the Group	5,351	8,181	(2,830)	(34.6)	8,943

EPS, PROFITABILITY AND EFFICIENCY (%)
EPS (euro)	0.6018	0.9418	(0.3400)	(36.1)	1.0454
Diluted EPS (euro)	0.5974	0.9356	(0.3382)	(36.1)	1.0382
ROE	7.14	11.80			13.90
ROTE	10.81	18.11			21.05
ROA	0.50	0.76			0.86
RoRWA	1.07	1.55			1.74
Efficiency ratio (with amortisations)	44.9	43.3			41.7

BIS II RATIOS AND NPL RATIOS (%)
Core capital	10.02	8.80			8.61
Tier I	11.01	10.02			10.08
BIS II ratio	13.56	13.11			14.19
NPL ratio	3.89	3.55			3.24
NPL coverage	61	73			75

MARKET CAPITALISATION AND SHARES
Shares (2) (millions at period-end)	8,909	8,329	580	7.0	8,229
Share price (euros)	5.870	7.928	(2.058)	(26.0)	11.550
Market capitalisation (million euros)	50,290	66,033	(15,744)	(23.8)	95,043
Book value (1) (euro)	8.62	8.58			8.04
Price / Book value (X)	0.68	0.92			1.44
P/E ratio (X)	9.75	8.42			11.05

OTHER DATA
Number of shareholders	3,293,537	3,202,324	91,213	2.8	3,062,633
Number of employees	193,349	178,869	14,480	8.1	169,460
Continental Europe	63,866	54,518	9,348	17.1	49,870
o/w: Spain	33,151	33,694	(543)	(1.6)	33,262
United Kingdom	26,295	23,649	2,646	11.2	22,949
Latin America	91,887	89,526	2,361	2.6	85,974
Sovereign	8,968	8,647	321	3.7	8,847
Corporate Activities	2,333	2,529	(196)	(7.8)	1,820
Number of branches	14,756	14,082	674	4.8	13,660
Continental Europe	6,608	6,063	545	9.0	5,871
o/w: Spain	4,781	4,848	(67)	(1.4)	4,865
United Kingdom	1,379	1,416	(37)	(2.6)	1,322
Latin America	6,046	5,882	164	2.8	5,745
Sovereign	723	721	2	0.3	722

Note:

The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 23 2012, following a favourable report from the Audit and Compliance Committee on January, 18 2012. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements

(1)	In 2011, estimated data of May 2012 scrip dividend
(2)	In 2011, includes shares issued to cover the exchange of preferred shares of December 2011

JANUARY - DECEMBER FINANCIAL REPORT 2011	3

CONSOLIDATED FINANCIAL REPORT

INCOME STATEMENT

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	(%)	2009

Net interest income	30,821	29,224	1,597	5.5	26,299

Dividends	394	362	32	8.9	436
Income from equity-accounted method	57	17	40	235.1	(1)
Net fees	10,471	9,734	737	7.6	9,080
Gains (losses) on financial transactions	2,500	2,606	(106)	(4.1)	3,423
Other operating income/expenses	18	106	(88)	(82.8)	144

Gross income	44,262	42,049	2,213	5.3	39,381

Operating expenses	(19,889)	(18,196)	(1,694)	9.3	(16,421)
General administrative expenses	(17,781)	(16,256)	(1,525)	9.4	(14,825)
Personnel	(10,326)	(9,330)	(996)	10.7	(8,450)
Other general administrative expenses	(7,455)	(6,926)	(528)	7.6	(6,374)
Depreciation and amortisation	(2,109)	(1,940)	(169)	8.7	(1,596)

Net operating income	24,373	23,853	519	2.2	22,960

Net loan-loss provisions	(10,562)	(10,258)	(304)	3.0	(9,484)
Impairment losses on other assets	(173)	(471)	298	(63.4)	(402)
Other income	(2,822)	(1,072)	(1,749)	163.1	(1,311)

Profit before taxes (w/o capital gains)	10,817	12,052	(1,235)	(10.2)	11,764

Tax on profit	(2,936)	(2,923)	(12)	0.4	(2,336)

Profit from continuing operations (w/o capital gains)	7,881	9,129	(1,248)	(13.7)	9,427

Net profit from discontinued operations	(24)	(27)	3	(9.3)	31

Consolidated profit (w/o capital gains)	7,857	9,102	(1,245)	(13.7)	9,458

Minority interests	836	921	(85)	(9.2)	516

Attributable profit to the Group (w/o capital gains)	7,021	8,181	(1,160)	(14.2)	8,943

Net extraordinary capital gains and provisions (1)	(1,670)	—	(1,670)	—	—

Attributable profit to the Group	5,351	8,181	(2,830)	(34.6)	8,943

EPS (euros)	0.6018	0.9418	(0.3400)	(36.1)	1.0454
Diluted EPS (euros)	0.5974	0.9356	(0.3382)	(36.1)	1.0382

Pro memoria:
Average total assets	1,228,382	1,190,361	38,021	3.2	1,099,018
Average shareholders’ equity	74,901	69,334	5,567	8.0	64,335

(1).-	In 2009 extraordinary capital gains and extraordinary provisions for the same amount are included, and thus the net amount is zero.

4	JANUARY - DECEMBER FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT

QUARTERLY

Million euros

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11

Net interest income	7,122	7,378	7,396	7,329	7,514	7,638	7,700	7,969

Dividends	47	144	60	111	40	193	60	101
Income from equity-accounted method	3	5	5	4	5	5	6	40
Net fees	2,326	2,483	2,481	2,445	2,595	2,729	2,694	2,454
Gains (losses) on financial transactions	724	567	599	715	657	722	639	482
Other operating income/expenses	38	38	22	9	41	(2)	18	(38)

Gross income	10,260	10,614	10,563	10,613	10,852	11,285	11,117	11,008

Operating expenses	(4,263)	(4,548)	(4,687)	(4,698)	(4,824)	(4,908)	(4,994)	(5,164)
General administrative expenses	(3,812)	(4,070)	(4,206)	(4,168)	(4,314)	(4,380)	(4,456)	(4,631)
Personnel	(2,182)	(2,317)	(2,408)	(2,421)	(2,521)	(2,550)	(2,611)	(2,644)
Other general administrative expenses	(1,629)	(1,753)	(1,798)	(1,746)	(1,792)	(1,830)	(1,845)	(1,987)
Depreciation and amortisation	(451)	(478)	(481)	(531)	(510)	(528)	(538)	(534)

Net operating income	5,997	6,066	5,876	5,915	6,029	6,377	6,123	5,843

Net loan-loss provisions	(2,436)	(2,483)	(2,935)	(2,404)	(2,188)	(2,684)	(2,906)	(2,785)
Impairment losses on other assets	(57)	(63)	(41)	(310)	(48)	(52)	(84)	11
Other income	(331)	(362)	(364)	(16)	(550)	(1,379)	(361)	(531)

Profit before taxes (w/o capital gains)	3,173	3,158	2,535	3,186	3,243	2,262	2,773	2,538

Tax on profit	(734)	(680)	(634)	(874)	(888)	(636)	(778)	(634)

Profit from continuing operations (w/o capital gains)	2,439	2,477	1,901	2,311	2,355	1,627	1,995	1,904

Net profit from discontinued operations	(12)	(1)	(4)	(10)	(6)	(0)	(15)	(3)

Consolidated profit (w/o capital gains)	2,427	2,476	1,897	2,301	2,349	1,626	1,980	1,901

Minority interests	212	246	262	201	241	234	177	184

Attributable profit to the Group (w/o capital gains)	2,215	2,230	1,635	2,101	2,108	1,393	1,803	1,717

Net extraordinary capital gains and provisions	—	—	—	—	—	—	—	(1,670)

Attributable profit to the Group	2,215	2,230	1,635	2,101	2,108	1,393	1,803	47

EPS (euros)	0.2553	0.2574	0.1884	0.2408	0.2382	0.1569	0.2030	0.0037
Diluted EPS (euros)	0.2537	0.2558	0.1854	0.2406	0.2364	0.1558	0.2007	0.0045

JANUARY - DECEMBER FINANCIAL REPORT 2011	5

CONSOLIDATED FINANCIAL REPORT

NET FEES

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	(%)	2009

Fees from services	6,171	5,632	538	9.6	5,267
Mutual & pension funds	1,236	1,267	(31)	(2.4)	1,178
Securities and custody	668	784	(117)	(14.9)	774
Insurance	2,397	2,051	346	16.9	1,861

Net fee income	10,471	9,734	737	7.6	9,080

OPERATING EXPENSES

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	(%)	2009

Personnel expenses	10,326	9,330	996	10.7	8,450
General expenses	7,455	6,926	528	7.6	6,374
Information technology	875	798	77	9.7	786
Communications	659	670	(12)	(1.7)	632
Advertising	695	634	62	9.7	594
Buildings and premises	1,667	1,553	114	7.4	1,405
Printed and office material	178	178	(0)	(0.2)	209
Taxes (other than profit tax)	401	376	25	6.5	313
Other expenses	2,980	2,718	263	9.7	2,436

Personnel and general expenses	17,781	16,256	1,525	9.4	14,825

Depreciation and amortisation	2,109	1,940	169	8.7	1,596

Total operating expenses	19,889	18,196	1,694	9.3	16,421

NET LOAN-LOSS PROVISIONS

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	(%)	2009

Non performing loans	12,368	11,457	911	7.9	10,516
Country-risk	(7)	2	(9)	—	(117)
Recovery of written-off assets	(1,800)	(1,201)	(598)	49.8	(915)

Total	10,562	10,258	304	3.0	9,484

6	JANUARY - DECEMBER FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT

BALANCE SHEET

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	31.12.11	31.12.10	Amount	(%)	31.12.09

ASSETS
Cash on hand and deposits at central banks	96,524	77,785	18,739	24.1	34,889

Trading portfolio	172,637	156,762	15,875	10.1	135,054
Debt securities	52,704	57,871	(5,168)	(8.9)	49,921
Customer loans	8,056	755	7,301	966.7	10,076
Equities	4,744	8,850	(4,107)	(46.4)	9,248
Trading derivatives	102,498	73,069	29,429	40.3	59,856
Deposits from credit institutions	4,636	16,216	(11,581)	(71.4)	5,953

Other financial assets at fair value	19,563	39,480	(19,917)	(50.4)	37,814
Customer loans	11,748	7,777	3,971	51.1	8,329
Other (deposits at credit institutions, debt securities and equities)	7,815	31,703	(23,888)	(75.4)	29,485

Available-for-sale financial assets	86,612	86,235	378	0.4	86,621
Debt securities	81,589	79,689	1,900	2.4	79,289
Equities	5,024	6,546	(1,522)	(23.3)	7,331

Loans	779,525	768,858	10,667	1.4	736,746
Deposits at credit institutions	42,389	44,808	(2,419)	(5.4)	57,641
Customer loans	730,296	715,621	14,675	2.1	664,146
Debt securities	6,840	8,429	(1,589)	(18.9)	14,959

Investments	4,154	273	3,881	—	164

Intangible assets and property and equipment	16,840	14,584	2,257	15.5	11,774

Goodwill	25,089	24,622	466	1.9	22,865

Other	50,580	48,901	1,679	3.4	44,602

Total assets	1,251,525	1,217,501	34,024	2.8	1,110,529

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trading portfolio	146,949	136,772	10,177	7.4	115,516
Customer deposits	16,574	7,849	8,725	111.2	4,658
Marketable debt securities	77	365	(288)	(78.8)	586
Trading derivatives	103,083	75,279	27,804	36.9	58,713
Other	27,214	53,279	(26,064)	(48.9)	51,559

Other financial liabilities at fair value	44,908	51,020	(6,111)	(12.0)	42,371
Customer deposits	26,982	27,142	(160)	(0.6)	14,636
Marketable debt securities	8,185	4,278	3,907	91.3	4,887
Due to central banks and credit institutions	9,741	19,600	(9,859)	(50.3)	22,848

Financial liabilities at amortized cost	935,669	898,969	36,700	4.1	823,403
Due to central banks and credit institutions	116,368	79,537	36,832	46.3	73,126
Customer deposits	588,977	581,385	7,593	1.3	487,681
Marketable debt securities	189,110	188,229	880	0.5	206,490
Subordinated debt	22,992	30,475	(7,482)	(24.6)	36,805
Other financial liabilities	18,221	19,343	(1,122)	(5.8)	19,300

Insurance liabilities	517	10,449	(9,932)	(95.1)	16,916

Provisions	15,571	15,660	(89)	(0.6)	17,533

Other liability accounts	25,052	23,717	1,335	5.6	20,919

Total liabilities	1,168,666	1,136,586	32,080	2.8	1,036,659

Shareholders’ equity	80,895	77,334	3,562	4.6	71,832
Capital stock	4,455	4,165	290	7.0	4,114
Reserves	72,660	66,258	6,402	9.7	61,071
Attributable profit to the Group	5,351	8,181	(2,830)	(34.6)	8,943
Less: dividends	(1,570)	(1,270)	(300)	23.6	(2,297)

Equity adjustments by valuation	(4,482)	(2,315)	(2,166)	93.6	(3,165)

Minority interests	6,445	5,896	549	9.3	5,204

Total equity	82,859	80,914	1,944	2.4	73,871

Total liabilities and equity	1,251,525	1,217,501	34,024	2.8	1,110,529

JANUARY - DECEMBER FINANCIAL REPORT 2011	7

CONSOLIDATED FINANCIAL REPORT

CUSTOMER LOANS

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	31.12.11	31.12.10	Amount	(%)	31.12.09

Public sector	12,147	12,137	10	0.1	9,803
Other residents	202,411	217,497	(15,086)	(6.9)	222,355
Commercial bills	9,679	11,146	(1,466)	(13.2)	11,134
Secured loans	117,946	127,472	(9,526)	(7.5)	125,397
Other loans	74,785	78,879	(4,094)	(5.2)	85,824
Non-resident sector	554,478	514,217	40,262	7.8	468,267
Secured loans	342,676	311,048	31,627	10.2	286,381
Other loans	211,802	203,168	8,634	4.2	181,886

Gross customer loans	769,036	743,851	25,185	3.4	700,424

Loan-loss allowances	18,936	19,697	(761)	(3.9)	17,873

Net customer loans	750,100	724,154	25,946	3.6	682,551

Pro memoria: Doubtful loans	31,287	27,908	3,379	12.1	24,027
Public sector	102	42	60	142.0	18
Other residents	14,745	12,106	2,639	21.8	9,898
Non-resident sector	16,439	15,759	680	4.3	14,111

8	JANUARY - DECEMBER FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT

CREDIT RISK MANAGEMENT *

Million euros

	September 30,	September 30,	September 30,		September 30,	September 30,
			Variation
	31.12.11	31.12.10	Amount		(%)	31.12.09

Non-performing loans	32,036	28,522	3,514		12.3	24,554
NPL ratio (%)	3.89	3.55	0.34 p.			3.24
Loan-loss allowances	19,661	20,748	(1,087)		(5.2)	18,497
Specific	15,474	14,901	572		3.8	11,770
Generic	4,187	5,846	(1,659)		(28.4)	6,727
NPL coverage (%)	61	73	(11 p.	)		75
Credit cost (%) **	1.41	1.56	(0.15 p.	)		1.57

Ordinary non-performing and doubtful loans ***	18,318	18,061	257		1.4	17,641
NPL ratio (%) ***	2.26	2.28	(0.02 p.	)		2.35
NPL coverage (%) ***	107	115	(8 p.	)		105

*	Excluding country-risk
**	Net specific allowance / computable assets
***	Excluding mortgage guarantees
Note: NPL	ratio: Non-performing loans / computable assets

JANUARY - DECEMBER FINANCIAL REPORT 2011	9

CONSOLIDATED FINANCIAL REPORT

NON-PERFORMING LOANS BY QUARTER

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11

Balance at beginning of period	24,554	25,512	27,325	27,195	28,522	28,494	30,186	30,910
Net additions	3,423	3,389	2,895	3,771	3,112	4,015	4,206	4,048
Increase in scope of consolidation	—	—	254	3	186	739	(0)	—
Exchange rate differences	420	1,307	(1,060)	480	(558)	(31)	(444)	671
Write-offs	(2,885)	(2,884)	(2,219)	(2,926)	(2,767)	(3,031)	(3,037)	(3,594)

Balance at period-end	25,512	27,325	27,195	28,522	28,494	30,186	30,910	32,036

TRADING PORTFOLIOS*. VaR BY REGION

	September 30,	September 30,	September 30,
Fourth quarter	2011		2010
Million euros	Average	Latest	Average

Total	16.0	15.9	29.4

Europe	11.2	10.1	21.4
USA and Asia	1.1	0.9	1.3
Latin America	8.6	10.7	12.2
Global activities	11.6	10.7	11.6

(*).-	Trading activity

TRADING PORTFOLIOS*. VaR BY MARKET FACTOR

	September 30,	September 30,	September 30,	September 30,
Fourth quarter 2011
Million euros	Min	Avg	Max	Latest

VaR total	12.0	16.0	21.8	15.9

Diversification effect	(12.2)	(21.9)	(31.6)	0.0
Interest rate VaR	8.6	13.0	17.8	14.6
Equity VaR	3.0	4.4	6.7	3.7
FX VaR	1.3	5.9	13.9	4.2
Credit spreads VaR	6.7	13.9	23.0	9.6
Commodities VaR	0.4	0.6	1.0	0.4

(*).-	Trading activity

10	JANUARY - DECEMBER FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT

CUSTOMER FUNDS UNDER MANAGEMENT

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	31.12.11	31.12.10	Amount	(%)	31.12.09

Public sector	6,528	9,655	(3,127)	(32.4)	13,293
Other residents	165,095	161,096	3,999	2.5	126,189
Demand deposits	68,389	67,077	1,312	2.0	61,000
Time deposits	61,185	81,145	(19,960)	(24.6)	49,177
REPOs	35,520	12,873	22,647	175.9	16,012
Non-resident sector	460,911	445,625	15,286	3.4	367,495
Demand deposits	220,299	210,490	9,808	4.7	195,823
Time deposits	197,249	197,590	(341)	(0.2)	148,485
REPOs	33,275	30,623	2,652	8.7	18,403
Public Sector	10,089	6,922	3,167	45.7	4,784

Customer deposits	632,533	616,376	16,158	2.6	506,976

Debt securities	197,372	192,872	4,499	2.3	211,963
Subordinated debt	22,992	30,475	(7,482)	(24.6)	36,805

On-balance-sheet customer funds	852,898	839,723	13,175	1.6	755,744

Mutual funds	102,611	113,510	(10,898)	(9.6)	105,216
Pension funds	9,645	10,965	(1,320)	(12.0)	11,310
Managed portfolios	19,199	20,314	(1,115)	(5.5)	18,364
Savings-insurance policies	—	758	(758)	(100.0)	9,422

Other customer funds under management	131,456	145,547	(14,091)	(9.7)	144,313

Customer funds under management	984,353	985,269	(916)	(0.1)	900,057

MUTUAL FUNDS

Million euros

	September 30,	September 30,	September 30,
	31.12.11	31.12.10	Var (%)

Spain	27,425	34,310	(20.1)
Portugal	1,866	3,209	(41.8)
Poland	1,747
United Kingdom	15,744	14,369	9.6
Latin America	55,829	61,621	(9.4)

Total	102,611	113,510	(9.6)

PENSION FUNDS

Million euros

	September 30,	September 30,	September 30,
	31.12.11	31.12.10	Var (%)

Spain	8,884	9,650	(7.9)
Portugal	760	1,315	(42.2)

Total	9,645	10,965	(12.0)

JANUARY - DECEMBER FINANCIAL REPORT 2011	11

CONSOLIDATED FINANCIAL REPORT

TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	31.12.11	31.12.10	Amount	(%)	31.12.09

Capital stock	4,455	4,165	290	7.0	4,114
Additional paid-in surplus	31,223	29,457	1,765	6.0	29,305
Reserves	41,688	36,993	4,695	12.7	31,796
Treasury stock	(251)	(192)	(58)	30.3	(30)

Shareholders’ equity (before profit and dividends)	77,115	70,423	6,692	9.5	65,186

Attributable profit	5,351	8,181	(2,830)	(34.6)	8,943
Interim dividend distributed	(1,429)	(1,270)	(159)	12.5	(1,285)
Interim dividend not distributed (1)	(408)	(2,060)	1,652	(80.2)	(2,837)

Shareholders’ equity (after retained profit)	80,629	75,273	5,356	7.1	70,006

Valuation adjustments	(4,482)	(2,315)	(2,166)	93.6	(3,165)
Minority interests	6,445	5,896	549	9.3	5,204

Total equity (after retained profit)	82,592	78,854	3,738	4.7	72,045

Preferred shares and securities in subordinated debt	5,896	7,352	(1,456)	(19.8)	7,745

Total equity and capital with the nature of financial liabilities	88,488	86,207	2,282	2.6	79,791

(1)	In 2011, estimated data of May 2012 scrip dividend

COMPUTABLE CAPITAL AND BIS II RATIO

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
	31.12.11	31.12.10	Variation Amount	(%)	31.12.09

Core capital	56,694	53,205	3,489	6.6	48,366
Basic capital	62,294	60,617	1,677	2.8	56,615
Supplementary capital	15,568	20,670	(5,102)	(24.7)	24,309
Deductions	(1,090)	(2,011)	921	(45.8)	(1,221)

Computable capital	76,772	79,276	(2,504)	(3.2)	79,704

Risk-weighted assets	565,958	604,885	(38,927)	(6.4)	561,684

BIS II ratio	13.56	13.11	0.45p.		14.19
Tier I (before deductions)	11.01	10.02	0.99p.		10.08
Core capital	10.02	8.80	1.22p.		8.61

Shareholders’ equity surplus (BIS II ratio)	31,495	30,885	610	2.0	34,769

EXCHANGE RATES: 1 EURO / CURRENCY PARITY

	September 30,	September 30,	September 30,	September 30,
	Average		Period-end
	(income statement)		(balance sheet)
	2011	2010	31.12.11	31.12.10
US$	1.3903	1.3228	1.2939	1.3362
Pound sterling	0.8675	0.8570	0.8353	0.8608
Brazilian real	2.3244	2.3262	2.4159	2.2177
New Mexican peso	17.2523	16.6997	18.0512	16.5475
Chilean peso	672.0923	673.9214	671.3400	625.2748
Argentine peso	5.7445	5.1737	5.5686	5.3074
Polish zloty	4.1105	3.9931	4.4580	3.9750

RATING AGENCIES

	Long	Short	Financial
	term	term	strength
Standard & Poor’s	AA-	A1+
Fitch Ratings	AA-	F1+	A/B
Moody’s	Aa3	P1	B-
DBRS	AA (low)	R1(medium)

12	JANUARY - DECEMBER FINANCIAL REPORT 2011

THE SANTANDER SHARE

THE SANTANDER SHARE. DECEMBER 2011

September 30,
Shareholders and trading data
Shareholders (number)	3,293,537
Shares (1) (number)	8,909,043,203
Average daily turnover (no. of shares)	100,896,339
Share liquidity (%)	307
(Number of shares traded during the year / number of shares)

	September 30,	September 30,
Remuneration per share	euros	%(2)
Fourth interim dividend 2010 (01.05.11)	0.229	3.1
First interim dividend 2011 (01.08.11)	0.135	0.0
Santander Dividendo Elección (03.11.11)	0.126	5.9
Santander Dividendo Elección (03.02.12)	0.119	1.7
Santander Dividendo Elección (01.05.12)	0.220	(3.9)

Price movements during the year
Beginning (30.12.10)		7.928
Highest		9.386
Lowest		5.075
Last (30.12.11)		5.870
Market capitalisation (millions) (30.12.11)		50,290

Stock market indicators
Price / Book value (3) (X)		0.68
P/E ratio (X)		9.75
Yield (4) (%)		8.27

(1)	Includes shares issued to cover the exchange of preferred shares of December 2011
(2)	Variation o/ equivalent previous year
(3)	Including the number of shares needed to compulsorily convert the “Valores Santander”
(4)	Total dividend 2011 / 2011 average share price

CAPITAL STOCK OWNERSHIP

	September 30,	September 30,
December 2011	Shares	%
The Board of Directors	198,130,573	2.22
Institutional Investors	4,687,628,721	52.62
Individuals	4,023,283,909	45.16

Total	8,909,043,203	100.00

JANUARY - DECEMBER FINANCIAL REPORT 2011	13

INFORMATION BY SEGMENTS

DESCRIPTION OF THE SEGMENTS

Grupo Santander maintained in 2011 the general criteria used in 2010, with the following exceptions:

•

The system for calculating the internal transfer rate (ITR) was changed. Until now Grupo Santander’s management model applied an ITR to each operation on the basis of its maturity and regardless of whether it was an operation for assets or liabilities. After three years of financial and liquidity crisis, the real cost of the liquidity of institutions has been shown to differ from the reference yield curve significantly and constantly.

As a result, the Group decided to revise the system for measuring the spread by changing the ITR applied by the corporate centre to the units. The new ITR consists of the depo/swap curve (the same as the previous system) plus the “liquidity spread” relative to the period of “duration” of each operation. In other words, it reflects the average cost of Santander’s financing corresponding to the “duration” of each operation.

This change makes the model more in line with the requirements of regulators, ensures a better pricing of operations and enables the market to better assess the profitability of businesses.

•

Change of perimeter in the UK. For the past few years, the Group has been developing a cards platform for the UK, which once operational was integrated into the juridical structure of this unit (with counterparty in the rest of Europe).

•

The annual adjustment was made to the Global Customer Relation Model and resulted in a net increase of 94 new clients. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group and do not alter its figures. The figures for 2010 were restated and include the changes in the affected areas.

The financial statements of each business segment are drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

In accordance with the IFRS, the business areas are structured into two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographic areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:

•

Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of the United Kingdom. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (including SCF USA) and Portugal are set out and from the second quarter Bank Zachodni WBK after its incorporation to the Group.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•

Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

In addition, Sovereign’s figures are recorded on their own.

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:

•

Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance details are provided by the main geographic areas (Continental Europe, United Kingdom and Latin America) and Sovereign, as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•

Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.

The figures of the various units of the Group listed below have been prepared in accordance with these criteria and therefore do not match those published by each institution individually.

14	JANUARY - DECEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS

INCOME STATEMENT

Million euros

	Net operating income				Attributable profit to the Group
	2011	2010	Amount	%	2011	2010	Amount	%

Continental Europe	8,735	8,875	(141)	(1.6)	2,849	3,355	(506)	(15.1)

o/w: Santander Branch Network	2,353	2,227	126	5.7	660	847	(187)	(22.1)
Banesto	1,112	1,376	(264)	(19.2)	130	419	(289)	(68.9)
Santander Consumer Finance	3,604	3,361	243	7.2	1,228	811	418	51.5
Portugal	443	650	(207)	(31.9)	174	456	(282)	(61.8)
Retail Poland (BZ WBK)	366		366		232		232

United Kingdom	3,123	3,735	(612)	(16.4)	1,145	1,965	(820)	(41.7)

Latin America	13,533	12,705	828	6.5	4,664	4,728	(64)	(1.4)

o/w: Brazil	9,963	9,007	956	10.6	2,610	2,814	(204)	(7.2)
Mexico	1,387	1,434	(47)	(3.3)	936	664	272	40.9
Chile	1,264	1,296	(32)	(2.5)	611	671	(61)	(9.0)

Sovereign	1,212	1,169	43	3.7	526	424	102	24.0

Operating areas	26,603	26,485	118	0.4	9,184	10,472	(1,289)	(12.3)

Corporate Activities*	(2,230)	(2,632)	401	(15.0)	(2,163)	(2,291)	128	(5.6)

Total Group*	24,373	23,853	519	2.2	7,021	8,181	(1,160)	(14.2)

Net extraordinary capital gains and provisions					(1,670)	—	(1,670)	—

Total Group					5,351	8,181	(2,830)	(34.6)

(* ).-	Excluding net extraordinary capital gains and provisions

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
RATIOS %	Efficiency ratio(1)		ROE		NPL ratio*		NPL coverage*
	2011	2010	2011	2010	2011	2010	2011	2010

Continental Europe	43.1	40.0	9.34	12.45	5.20	4.34	55	71

o/w: Santander Branch Network *	46.5	48.2	9.63	11.85	8.47	5.52	40	52
Banesto	47.4	42.8	2.78	9.43	5.01	4.11	53	54
Santander Consumer Finance	31.8	27.5	12.34	10.31	3.77	4.95	113	128
Portugal	54.4	45.4	7.00	20.34	4.06	2.90	55	60
Retail Poland (BZ WBK)	47.0		17.93		4.89		65
United Kingdom	45.0	40.6	9.15	21.25	1.86	1.76	38	46

Latin America	39.7	38.6	21.78	22.30	4.32	4.11	97	104

o/w: Brazil	37.5	37.1	23.26	22.93	5.38	4.91	95	101
Mexico	41.8	39.1	21.16	19.00	1.82	1.84	176	215
Chile	39.2	36.2	25.43	30.01	3.85	3.74	73	89

Sovereign	44.6	44.5	12.96	14.87	2.85	4.61	96	75

Operating areas	41.7	39.6	13.41	17.38	3.87	3.53	63	75

Total Group	44.9	43.3	7.14	11.80	3.89	3.55	61	73

(1)	With amortisations
*

Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2011 stood at 5.99% (4.24% in December 2010) and NPL coverage was 39% (54% in December 2010)

OPERATING MEANS

	September 30,	September 30,	September 30,	September 30,
	Employees		Branches
	2011	2010	2011	2010

Continental Europe	63,866	54,518	6,608	6,063

o/w: Santander Branch Network	18,704	18,893	2,915	2,931
Banesto	9,548	9,742	1,714	1,762
Santander Consumer Finance	15,610	13,852	647	519
Portugal	6,091	6,214	716	759
Retail Poland (BZ WBK)	9,382		526

United Kingdom	26,295	23,649	1,379	1,416

Latin America	91,887	89,526	6,046	5,882

o/w: Brazil	54,265	53,900	3,775	3,702
Mexico	13,162	12,500	1,125	1,100
Chile	12,089	11,595	499	504

Sovereign	8,968	8,647	723	721

Operating areas	191,016	176,340	14,756	14,082

Corporate Activities	2,333	2,529

Total Group	193,349	178,869	14,756	14,082

JANUARY - DECEMBER FINANCIAL REPORT 2011	15

INFORMATION BY PRINCIPAL SEGMENTS

INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Operating business areas			Continental Europe
	2011	2010	Var (%)	2011	2010	Var (%)

INCOME STATEMENT
Net interest income	32,993	31,052	6.3	10,666	9,872	8.0

Net fees	10,487	9,774	7.3	4,050	3,679	10.1
Gains (losses) on financial transactions	1,895	2,747	(31.0)	233	846	(72.4)
Other operating income (1)	278	286	(2.6)	397	396	0.3

Gross income	45,655	43,859	4.1	15,347	14,793	3.7

Operating expenses	(19,052)	(17,374)	9.7	(6,612)	(5,917)	11.7
General administrative expenses	(17,048)	(15,567)	9.5	(5,998)	(5,301)	13.1
Personnel	(10,041)	(9,061)	10.8	(3,725)	(3,343)	11.4
Other general administrative expenses	(7,007)	(6,506)	7.7	(2,273)	(1,958)	16.1
Depreciation and amortisation	(2,004)	(1,807)	10.9	(614)	(616)	(0.3)

Net operating income	26,603	26,485	0.4	8,735	8,875	(1.6)

Net loan-loss provisions	(10,599)	(10,147)	4.5	(4,192)	(4,019)	4.3
Other income	(2,565)	(1,116)	129.9	(503)	(172)	193.0

Profit before taxes	13,439	15,223	(11.7)	4,039	4,684	(13.8)

Tax on profit	(3,376)	(3,790)	(10.9)	(1,049)	(1,220)	(14.0)

Profit from continuing operations	10,064	11,432	(12.0)	2,990	3,465	(13.7)

Net profit from discontinued operations	(24)	(14)	77.7	(24)	(14)	77.7

Consolidated profit	10,039	11,418	(12.1)	2,966	3,451	(14.1)

Minority interests	855	946	(9.6)	117	96	21.7

Attributable profit to the Group	9,184	10,472	(12.3)	2,849	3,355	(15.1)

BALANCE SHEET
Customer loans (2)	747, 297	721,509	3.6	315,081	323,660	(2.7)
Trading portfolio (w/o loans)	152, 218	134,668	13.0	78,802	57,690	36.6
Available-for-sale financial assets	63, 316	64,947	(2.5)	24,640	23,843	3.3
Due from credit institutions (2)	91, 168	118,416	(23.0)	51,638	66,925	(22.8)
Intangible assets and property and equipment	12, 125	12,675	(4.3)	5,045	4,965	1.6
Other assets	125, 656	124,838	0.7	28,586	22,160	29.0

Total assets/liabilities & shareholders’ equity	1,191,780	1,177,052	1.3	503,793	499,243	0.9

Customer deposits (2)	612, 861	602,118	1.8	247,582	247,715	(0.1)
Marketable debt securities (2)	135, 118	130,060	3.9	39,708	48,413	(18.0)
Subordinated debt (2)	17, 516	18,347	(4.5)	965	1,740	(44.5)
Insurance liabilities	517	10,449	(95.1)	517	933	(44.6)
Due to credit institutions (2)	176, 068	178,908	(1.6)	88,143	77,059	14.4
Other liabilities	182, 001	173,984	4.6	96,088	95,963	0.1
Shareholders’ equity (3)	67, 699	63,187	7.1	30,789	27,420	12.3

Other customer funds under management	131, 456	145,547	(9.7)	45,809	53,968	(15.1)

Mutual funds	102, 611	113, 510	(9.6)	31, 038	37,519	(17.3)
Pension funds	9,645	10,965	(12.0)	9,645	10,965	(12.0)
Managed portfolios	19,199	20,314	(5.5)	5,126	5,484	(6.5)
Savings-insurance policies	—	758	(100.0)	—	—	—

Customer funds under management	896, 951	896,072	0.1	334,064	351,836	(5.1)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

16	JANUARY - DECEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS

INCOME STATEMENT Y BALANCE SHEETS DE SEGMENTOS PRINCIPALES

Million euros

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
United Kingdom			Latin America
2011	2010	Var (%)	2011	2010	Var (%)

						INCOME STATEMENT
4,176	4,766	(12.4)	16,473	14,678	12.2	Net interest income

1,070	1,027	4.3	4,992	4,661	7.1	Net fees
405	462	(12.4)	1,067	1,410	(24.4)	Gains (losses) on financial transactions
26	30	(12.8)	(90)	(74)	22.0	Other operating income (1)

5,678	6,285	(9.7)	22,442	20,676	8.5	Gross income

(2,554)	(2,549)	0.2	(8,909)	(7,971)	11.8	Operating expenses
(2,203)	(2,241)	(1.7)	(7,984)	(7,193)	11.0	General administrative expenses
(1,391)	(1,295)	7.4	(4,456)	(3,955)	12.7	Personnel
(812)	(946)	(14.1)	(3,528)	(3,238)	9.0	Other general administrative expenses
(351)	(309)	13.6	(925)	(778)	19.0	Depreciation and amortisation

3,123	3,735	(16.4)	13,533	12,705	6.5	Net operating income

(585)	(930)	(37.1)	(5,447)	(4,687)	16.2	Net loan-loss provisions
(972)*	(105)	822.7	(1,029)	(747)	37.7	Other income

1,567	2,700	(42.0)	7,057	7,271	(2.9)	Profit before taxes

(422)	(734)	(42.6)	(1,654)	(1,693)	(2.3)	Tax on profit

1,145	1,965	(41.7)	5,402	5,578	(3.1)	Profit from continuing operations

—	—	—	—	—	—	Net profit from discontinued operations

1,145	1,965	(41.7)	5,402	5,578	(3.1)	Consolidated profit

0	0	(99.5)	738	850	(13.1)	Minority interests

1,145	1,965	(41.7)	4,664	4,728	(1.4)	Attributable profit to the Group

						Pro memoria:
Million sterling			Million dollars
4,925	5,386	(8.6)	31,202	27,350	14.1	Gross income
2,710	3,201	(15.4)	18,815	16,807	12.0	Net operating income
993	1,684	(41.0)	6,485	6,254	3.7	Attributable profit to the Group

						(*) Including in the second quarter the provision in relation to PPI

						BALANCE SHEET
252,154	233,856	7.8	139,867	127,268	9.9	Customer loans (2)
41,440	45,187	(8.3)	31,705	31,580	0.4	Trading portfolio (w/o loans)
55	204	(73.0)	26,186	30,697	(14.7)	Available-for-sale financial assets
19,672	29,137	(32.5)	19,181	21,632	(11.3)	Due from credit institutions (2)
2,288	2,323	(1.5)	4,312	4,880	(11.6)	Intangible assets and property and equipment
39,833	42,063	(5.3)	53,594	57,186	(6.3)	Other assets

355,443	352,769	0.8	274,845	273,243	0.6	Total assets/liabilities & shareholders’ equity

194,318	184,548	5.3	134,078	137,848	(2.7)	Customer deposits (2)
70,504	64,326	9.6	23,253	15,376	51.2	Marketable debt securities (2)
8,260	8,143	1.4	6,015	5,683	5.8	Subordinated debt (2)
—	1	(100.0)	—	9,515	(100.0)	Insurance liabilities
31,178	54,179	(42.5)	46,813	38,103	22.9	Due to credit institutions (2)
38,330	29,811	28.6	45,170	45,913	(1.6)	Other liabilities
12,852	11,762	9.3	19,516	20,805	(6.2)	Shareholders’ equity (3)

15,744	14,369	9.6	69,902	77,180	(9.4)	Other customer funds under management

15,744	14,369	9.6	55,829	61,621	(9.4)	Mutual funds
—	—	—	—	—	—	Pension funds
—	—	—	14,073	14,800	(4.9)	Managed portfolios
—	—	—	—	758	(100.0)	Savings-insurance policies

288,826	271,386	6.4	233,248	236,087	(1.2)	Customer funds under management

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

JANUARY - DECEMBER FINANCIAL REPORT 2011	17

INFORMATION BY PRINCIPAL SEGMENTS

CONTINENTAL EUROPE. MAIN UNITS

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Santander Branch Network			Banesto
	2011	2010	Var (%)	2011	2010	Var (%)

INCOME STATEMENT
Net interest income	3,235	3,139	3.0	1,351	1,521	(11.1)

Net fees	1,099	1,080	1.7	616	617	(0.2)
Gains (losses) on financial transactions	108	110	(1.6)	98	196	(49.9)
Other operating income (1)	(41)	(31)	32.4	47	69	(31.3)

Gross income	4,400	4,298	2.4	2,113	2,403	(12.1)

Operating expenses	(2,047)	(2,072)	(1.2)	(1,001)	(1,027)	(2.5)
General administrative expenses	(1,895)	(1,910)	(0.8)	(878)	(904)	(2.8)
Personnel	(1,233)	(1,234)	(0.2)	(636)	(666)	(4.6)
Other general administrative expenses	(662)	(676)	(2.1)	(242)	(237)	2.0
Depreciation and amortisation	(153)	(161)	(5.3)	(123)	(124)	(0.5)

Net operating income	2,353	2,227	5.7	1,112	1,376	(19.2)

Net loan-loss provisions	(1,437)	(1,091)	31.7	(661)	(709)	(6.8)
Other income	(11)	25	—	(251)	(29)	756.5

Profit before taxes	905	1,160	(22.0)	200	637	(68.6)

Tax on profit	(244)	(313)	(22.0)	(46)	(161)	(71.4)

Profit from continuing operations	660	847	(22.0)	154	476	(67.6)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	660	847	(22.0)	154	476	(67.6)

Minority interests	1	0	80.6	24	57	(58.0)

Attributable profit to the Group	660	847	(22.1)	130	419	(68.9)

BALANCE SHEET
Customer loans (2)	102,643	111,372	(7.8)	68,850	75,624	(9.0)
Trading portfolio (w/o loans)	—	—	—	7,869	6,575	19.7
Available-for-sale financial assets	—	—	—	8,333	9,025	(7.7)
Due from credit institutions (2)	104	214	(51.2)	9,637	17,103	(43.7)
Intangible assets and property and equipment	1,201	1,201	—	1,328	1,374	(3.3)
Other assets	1,829	481	279.8	10,215	7,520	35.8

Total assets/liabilities & shareholders’ equity	105,776	113,268	(6.6)	106,232	117,222	(9.4)

Customer deposits (2)	78,864	85,667	(7.9)	50,755	59,721	(15.0)
Marketable debt securities (2)	4,965	—	—	22,531	27,684	(18.6)
Subordinated debt (2)	—	—	—	784	1,304	(39.9)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	543	457	18.9	16,591	13,422	23.6
Other liabilities	14,780	20,089	(26.4)	10,870	10,611	2.4
Shareholders’ equity (3)	6,625	7,056	(6.1)	4,702	4,480	5.0

Other customer funds under management	23,640	26,864	(12.0)	8,375	9,616	(12.9)

Mutual funds	16,158	20,347	(20.6)	4,440	5,712	(22.3)
Pension funds	5,918	6,132	(3.5)	1,237	1,337	(7.5)
Managed portfolios	—	—	—	109	117	(6.6)
Savings-insurance policies	1,564	385	306.4	2,588	2,450	5.6

Customer funds under management	107,469	112,531	(4.5)	82,444	98,325	(16.2)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

18	JANUARY - DECEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS

CONTINENTAL EUROPE. MAIN UNITS

Million euros

	0000	0000	0000	0000	0000	0000	0000
						Retail Poland
Santander Consumer Finance			Portugal			(BZ WBK)
2011*	2010	Var (%)	2011	2010	Var (%)	2011

							INCOME STATEMENT
4,162	3,663	13.6	592	724	(18.2)	371	Net interest income

1,128	955	18.0	345	357	(3.5)	248	Net fees
(12)	(6)	84.6	14	67	(78.8)	58	Gains (losses) on financial transactions
3	22	(86.4)	21	42	(49.8)	13	Other operating income (1)

5,282	4,634	14.0	972	1,190	(18.3)	690	Gross income

(1,678)	(1,273)	31.8	(529)	(540)	(2.1)	(324)	Operating expenses
(1,542)	(1,156)	33.3	(460)	(467)	(1.6)	(298)	General administrative expenses
(783)	(595)	31.6	(317)	(321)	(1.4)	(179)	Personnel
(758)	(561)	35.2	(143)	(146)	(2.1)	(119)	Other general administrative expenses
(136)	(117)	16.6	(69)	(73)	(4.8)	(26)	Depreciation and amortisation

3,604	3,361	7.2	443	650	(31.9)	366	Net operating income

(1,632)	(2,017)	(19.1)	(206)	(110)	87.7	(60)	Net loan-loss provisions
(135)	(143)	(5.8)	(50)	20	—	(3)	Other income

1,837	1,201	53.1	187	560	(66.7)	303	Profit before taxes

(506)	(339)	49.0	(13)	(104)	(87.8)	(63)	Tax on profit

1,332	861	54.6	174	457	(61.9)	240	Profit from continuing operations

(24)	(14)	77.7	—	—	—	—	Net profit from discontinued operations

1,307	847	54.3	174	457	(61.9)	240	Consolidated profit

79	37	115.0	0	1	(99.3)	8	Minority interests

1,228	811	51.5	174	456	(61.8)	232	Attributable profit to the Group

							BALANCE SHEET
60,276	63,342	(4.8)	28,403	30,102	(5.6)	8,479	Customer loans (2)
1,335	1,146	16.4	1,617	1,741	(7.1)	1,304	Trading portfolio (w/o loans)
205	558	(63.3)	4,496	6,458	(30.4)	2,617	Available-for-sale financial assets
11,011	8,016	37.4	2,467	3,401	(27.4)	309	Due from credit institutions (2)
799	889	(10.1)	452	480	(5.8)	183	Intangible assets and property and equipment
4,984	2,892	72.3	7,120	7,091	0.4	645	Other assets

78,610	76,844	2.3	44,555	49,272	(9.6)	13,536	Total assets/liabilities & shareholders’ equity

33,198	25,950	27.9	23,465	21,727	8.0	10,359	Customer deposits (2)
5,729	11,717	(51.1)	5,037	7,544	(33.2)	—	Marketable debt securities (2)
75	428	(82.4)	—	—	—	99	Subordinated debt (2)
—	—	—	70	79	(11.1)	—	Insurance liabilities
23,565	25,864	(8.9)	13,395	16,817	(20.4)	1,163	Due to credit institutions (2)
6,023	4,273	40.9	31	1,171	(97.4)	703	Other liabilities
10,020	8,611	16.4	2,557	1,933	32.3	1,213	Shareholders’ equity (3)

6	24	(73.6)	2,686	4,655	(42.3)	1,926	Other customer funds under management

2	19	(88.3)	1,866	3,209	(41.8)	1,747	Mutual funds
4	5	(15.8)	760	1,315	(42.2)	—	Pension funds
—	—	—	59	131	(54.9)	179	Managed portfolios
—	—	—	—	—	—	—	Savings-insurance policies

39,008	38,118	2.3	31,188	33,927	(8.1)	12,383	Customer funds under management

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

(*).- In December SC USA began to consolidate by the equity accounted method. Without impact on profits

JANUARY - DECEMBER FINANCIAL REPORT 2011	19

INFORMATION BY PRINCIPAL SEGMENTS

CONTINENTAL EUROPE

ACTIVITY
Billion euros

Loans
Deposits*
-3%
+2%
324
315
248
254
2010
2011
2010
2011

(*) Including retail commercial paper

LOANS / DEPOSITS*
%

131
124
2010
2011

NET OPERATING INCOME -1.6%
Million euros

8,875
8,735
2010
2011

ATTRIBUTABLE PROFIT -15.1%
Million euros

3,355
2,849
2010
2011

UNITED KINGDOM

ACTIVITY
% variation 2011 / 2010 (sterling)

+4.6
+2.2
Loans
Deposits

NET OPERATING INCOME -16.4%*
Million euros

3,735
3,123
2010
2011

(*) In sterling: -15.4%

NET OPERATING INCOME AFTER PROVISIONS -9.5%*
Million euros

2,805
2,538
2010
2011

* In sterling: -8.4%

ATTRIBUTABLE PROFIT -41.7%*
Million euros

(1) Impacted in the second quarter from the provision in relation to PPI

1,965
1,145
2010
2011(1)

(*) In sterling: -41.0%

LATIN AMERICA

ACTIVITY
% var. 2011/2010 (w/o FX)

+17.9
+3.9
Loans
Deposits

NET OPERATING INCOME +6.5%*
Million euros

12,705
13,533
2010
2011

* W/o exchange rate impact: +7.3%

NET OPERATING INCOME AFTER PROVISIONS +0.8%*
Million euros

8,018
8,086
2010
2011

* W/o exchange rate impact: +1.9%

ATTRIBUTABLE PROFIT -1.4%*
Million euros

4,728
4,664
2010
2011

* W/o exchange rate impact: +0.1%

20	JANUARY - DECEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS

SANTANDER BRANCH NETWORK

ACTIVITY
Billion euros

Loans
Deposits*
-8%
111
103
-2%
86
84
2010 2011
2010 2011

(*) Including retail commercial paper

LOANS / DEPOSITS*
%

130
122
2010
2011

NET OPERATING INCOME | +5.7%
Million euros

2,227
2,353
2010
2011

ATTRIBUTABLE PROFIT | -22.1%
Million euros

847
660
2010
2011

BANESTO

ACTIVITY
Billion euros

Loans
Deposits*
-9%
76
69
-14%
60
51
2010 2011
2010 2011

(*) Including retail commercial paper

LOANS / DEPOSITS*
%

127
134
2010
2011

NET OPERATING INCOME | -19.2%
Million euros

1,376
1,112
2010
2011

ATTRIBUTABLE PROFIT | -68.9%
Million euros

419
130
2010
2011

SANTANDER CONSUMER FINANCE

GROSS CUSTOMER LOANS
Billion euros. December 2011

		Variation Dec'11/Dec'10
Germany	30	+39%
Italy	8	-4%
Spain	7	-11%
Nordic countries	7	+10%
Other Eurozone	4	+1%
UK	4	+9%
Poland	3	-10%

Total portfolio: EUR 63 billion +16%* o/Dec'10

Nota: In December SC USA began to consolidate by the equity accounted method
(*) Before impact from consolidated by the equity accounted method from SC USA. Considering impact: -7%

NET OPERATING INCOME | +7.2%
Million euros

3,361
3,604
2010
2011

ATTRIBUTABLE PROFIT | +51.5%
Million euros

811
1,228
2010
2011

PORTUGAL

ACTIVITY
Billion euros

Loans
Deposits
-6%
30
28
+8%
22
23
2010 2011
2010 2011

LOANS / DEPOSITS
%

139
121
2010
2011

NET OPERATING INCOME | -31.9%
Million euros

650
443
2010
2011

ATTRIBUTABLE PROFIT | -61.8%
Million euros

456
174
2010
2011

JANUARY - DECEMBER FINANCIAL REPORT 2011	21

INFORMATION BY PRINCIPAL SEGMENTS

LATIN AMERICA. MAIN UNITS

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Brazil		Mexico		Chile
	2011	Var (%)	2011	Var (%)	2011	Var (%)

INCOME STATEMENT
Net interest income	12,061	15.3	1,680	4.1	1,543	2.9

Net fees	3,253	8.4	603	6.3	422	2.7
Gains (losses) on financial transactions	757	(22.4)	98	(44.3)	77	(14.3)
Other operating income (1)	(131)	15.2	1	—	36	8.1

Gross income	15,940	11.3	2,383	1.1	2,077	2.2

Operating expenses	(5,976)	12.4	(996)	8.0	(814)	10.4
General administrative expenses	(5,326)	10.8	(887)	8.9	(724)	11.2
Personnel	(2,927)	12.9	(466)	8.4	(459)	12.2
Other general administrative expenses	(2,399)	8.3	(422)	9.5	(265)	9.4
Depreciation and amortisation	(651)	27.9	(108)	1.2	(89)	4.5

Net operating income	9,963	10.6	1,387	(3.3)	1,264	(2.5)

Net loan-loss provisions	(4,508)	21.5	(337)	(28.0)	(380)	17.6
Other income	(1,102)	47.6	33	—	40	31.8

Profit before taxes	4,354	(4.3)	1,083	15.7	924	(7.9)

Tax on profit	(1,198)	(0.1)	(145)	2.2	(126)	(18.9)

Profit from continuing operations	3,156	(5.9)	938	18.1	798	(5.9)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	3,156	(5.9)	938	18.1	798	(5.9)

Minority interests	546	1.3	2	(98.7)	187	5.9

Attributable profit to the Group	2,610	(7.2)	936	40.9	611	(9.0)

BALANCE SHEET
Customer loans (2)	78,408	10.4	18,185	20.0	25,709	(0.1)
Trading portfolio (w/o loans)	12,994	12.7	12,171	(6.4)	3,019	(14.5)
Available-for-sale financial assets	18,422	(13.3)	3,410	(8.2)	2,572	(9.0)
Due from credit institutions (2)	8,490	(21.8)	4,463	(0.3)	2,049	(12.8)
Intangible assets and property and equipment	3,228	(15.3)	369	(7.8)	350	(6.5)
Other assets	36,612	(12.4)	4,253	(3.2)	5,208	30.6

Total assets/liabilities & shareholders’ equity	158,157	(1.3)	42,852	4.1	38,906	0.3

Customer deposits (2)	72,405	(4.3)	21,459	1.5	20,175	11.4
Marketable debt securities (2)	16,154	76.3	1,324	264.4	5,601	0.2
Subordinated debt (2)	4,515	3.3	—	—	1,285	16.9
Insurance liabilities	—	(100.0)	—	(100.0)	—	(100.0)
Due to credit institutions (2)	28,847	19.0	7,591	1.1	4,851	(12.9)
Other liabilities	25,795	(2.2)	8,715	11.2	5,112	(13.6)
Shareholders’ equity (3)	10,440	(10.1)	3,763	(5.7)	1,882	(13.9)

Other customer funds under management	42,785	(12.2)	9,432	(6.8)	4,846	(17.5)

Mutual funds	39,414	(10.3)	9,432	(5.7)	4,846	(16.5)
Pension funds	—	—	—	—	—	—
Managed portfolios	3,371	(19.8)	—	—	—	—
Savings-insurance policies	—	(100.0)	—	(100.0)	—	(100.0)

Customer funds under management	135,859	(1.5)	32,214	1.9	31,908	4.0

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item

(3).- Not including profit of the year

LATIN AMERICA. INCOME STATEMENT

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Gross		Net operating		Attributable
	income		income		profit to the Group
	2011	Var (%)	2011	Var (%)	2011	Var (%)

Brazil	15,940	11.3	9,963	10.6	2,610	(7.2)
Mexico	2,383	1.1	1,387	(3.3)	936	40.9
Chile	2,077	2.2	1,264	(2.5)	611	(9.0)
Argentina	926	12.3	472	4.7	287	(2.7)
Uruguay	172	1.6	40	(46.8)	20	(70.3)
Colombia	207	11.0	91	21.8	58	43.0
Puerto Rico	344	(5.3)	169	(9.3)	34	(10.1)
Rest	105	(24.3)	(15)	—	(24)	—

Subtotal	22,153	8.6	13,371	6.6	4,531	(1.2)

Santander Private Banking	289	2.2	162	(0.4)	133	(4.8)

Total	22,442	8.5	13,533	6.5	4,664	(1.4)

22	JANUARY - DECEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS

BRAZIL

ACTIVITY
% var. 2011/2010 (w/o FX)

+20.3
+12.1
Loans
Deposits*

* Including "letras financeiras"

NET OPERATING INCOME +10.6%*
Million euros

9,007
9,963
2010
2011

* W/o exchange rate impact: +10.5%

NET OPERATING INCOME AFTER PROVISIONS +3.0%*
Million euros

5,299
5,456
2010
2011

* W/o exchange rate impact: +2.9%

ATTRIBUTABLE PROFIT -7.2%*
Million euros

2,814
2,610
2010
2011

* W/o exchange rate impact: -7.3%

MEXICO

ACTIVITY
% var. 2011/2010 (w/o FX)

+30.9
+10.7
Loans*
Deposits

* W/o perimeter: +21.9%

NET OPERATING INCOME -3.3%*
Million euros

1,434
1,387
2010
2011

* W/o exchange rate impact: 0.0%

NET OPERATING INCOME AFTER PROVISIONS +8.8%*
Million euros

965
1,050
2010
2011

* W/o exchange rate impact: +12.4%

ATTRIBUTABLE PROFIT +40.9%*
Million euros

664
936
2010
2011

* W/o exchange rate impact: +45.6%

CHILE

ACTIVITY
% var. 2011/2010 (w/o FX)

+7.3
+19.6
Loans
Deposits

NET OPERATING INCOME -2.5%*
Million euros

1,296
1,264
2010
2011

* W/o exchange rate impact: -2.7%

NET OPERATING INCOME AFTER PROVISIONS -9.2%*
Million euros

973
884
2010
2011

* W/o exchange rate impact: -9.4%

ATTRIBUTABLE PROFIT -9.0%*
Million euros

671
611
2010
2011

* W/o exchange rate impact: -9.3%

JANUARY - DECEMBER FINANCIAL REPORT 2011	23

INFORMATION BY PRINCIPAL SEGMENTS

SOVEREIGN

Million euros

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	(%)

INCOME STATEMENT
Net interest income	1,678	1,736	(57)	(3.3)

Net fees	374	408	(33)	(8.2)
Gains (losses) on financial transactions	190	29	161	560.8
Other operating income (1)	(55)	(66)	11	(17.3)

Gross income	2,188	2,106	82	3.9

Operating expenses	(976)	(937)	(39)	4.2
General administrative expenses	(863)	(832)	(31)	3.7
Personnel	(469)	(468)	(1)	0.3
Other general administrative expenses	(394)	(364)	(30)	8.1
Depreciation and amortisation	(113)	(105)	(8)	8.0

Net operating income	1,212	1,169	43	3.7

Net loan-loss provisions	(374)	(510)	136	(26.6)
Other income	(61)	(92)	30	(33.1)

Profit before taxes	776	567	209	36.9

Tax on profit	(250)	(143)	(107)	75.0

Profit from continuing operations	526	424	102	24.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	526	424	102	24.0

Minority interests	—	—	—	—

Attributable profit to the Group	526	424	102	24.0

BALANCE SHEET
Customer loans (2)	40,194	36,724	3,470	9.4
Trading portfolio (w/o loans)	271	211	60	28.5
Available-for-sale financial assets	12,435	10,203	2,232	21.9
Due from credit institutions (2)	677	722	(45)	(6.3)
Intangible assets and property and equipment	480	507	(27)	(5.3)
Other assets	3,643	3,430	213	6.2

Total assets/liabilities & shareholders’ equity	57,700	51,797	5,903	11.4

Customer deposits (2)	36,884	32,007	4,877	15.2
Marketable debt securities (2)	1,653	1,945	(292)	(15.0)
Subordinated debt (2)	2,275	2,781	(506)	(18.2)
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	9,934	9,567	368	3.8
Other liabilities	2,412	2,297	115	5.0
Shareholders’ equity (3)	4,542	3,200	1,341	41.9

Other customer funds under management	1	30	(29)	(98.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	1	30	(29)	(98.0)
Savings-insurance policies	—	—	—	—

Customer funds under management	40,812	36,763	4,049	11.0

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

24	JANUARY - DECEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS

CORPORATE ACTIVITIES

Million euros

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	(%)

INCOME STATEMENT
Net interest income	(2,172)	(1,828)	(344)	18.8

Net fees	(16)	(40)	24	(60.3)
Gains (losses) on financial transactions	605	(142)	746	—
Dividends	57	64	(7)	(11.1)
Income from equity-accounted method	5	(2)	7	—
Other operating income/expenses (net)	129	137	(8)	(6.1)

Gross income	(1,392)	(1,810)	418	(23.1)

Operating expenses	(838)	(822)	(16)	2.0
General administrative expenses	(733)	(689)	(44)	6.4
Personnel	(285)	(268)	(16)	6.1
Other general administrative expenses	(448)	(420)	(28)	6.6
Depreciation and amortisation	(105)	(133)	28	(20.9)

Net operating income	(2,230)	(2,632)	401	(15.2)

Net loan-loss provisions	37	(111)	149	—
Other income	(429)	(428)	(2)	0.4

Profit before taxes (w/o capital gains)	(2,623)	(3,171)	548	(17.3)

Tax on profit	440	867	(427)	(49.3)

Profit from continuing operations (w/o capital gains)	(2,183)	(2,304)	121	(5.3)

Net profit from discontinued operations	—	(13)	13	(100.0)

Consolidated profit (w/o capital gains)	(2,183)	(2,317)	134	(5.8)

Minority interests	(20)	(25)	6	(22.6)

Attributable profit to the Group (w/o capital gains)	(2,163)	(2,291)	128	(5.6)

Net extraordinary capital gains and provisions	(1,670)	—	(1,670)	—

Attributable profit to the Group	(3,833)	(2,291)	(1,542)	67.3

BALANCE SHEET
Trading portfolio (w/o loans)	7,727	5,123	2,605	50.8
Available-for-sale financial assets	23,297	21,288	2,009	9.4
Investments	908	38	870	—
Goodwill	25,089	24,622	466	1.9
Liquidity lent to the Group	10,440	28,265	(17,825)	(63.1)
Capital assigned to Group areas	67,699	63,187	4,512	7.1
Other assets	101,749	64,806	36,943	57.0

Total assets/liabilities & shareholders’ equity	236,908	207,329	29,579	14.3

Customer deposits (1)	19,672	14,258	5,415	38.0
Marketable debt securities (1)	62,253	62,812	(559)	(0.9)
Subordinated debt (1)	5,477	12,128	(6,651)	(54.8)
Other liabilities	72,391	47,709	24,682	51.7
Group capital and reserves (2)	77,115	70,423	6,692	9.5

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	87,402	89,198	(1,796)	(2.0)

(1).-	Including all on-balance sheet balances for this item
(2).-	Not including profit of the year

JANUARY - DECEMBER FINANCIAL REPORT 2011	25

INFORMATION BY SECONDARY SEGMENTS

INCOME STATEMENT AND BUSINESS VOLUMES SECONDARY SEGMENTS

Million euros

	Operating business areas		Retail Banking		Global Wholesale Banking		Asset Management and Insurance
	2011	Var (%)	2011	Var (%)	2011	Var (%)	2011	Var (%)

INCOME STATEMENT
Net interest income	32,993	6.3	30,273	6.3	2,458	5.2	263	13.2

Net fees	10,487	7.3	8,933	10.8	1,174	(8.8)	380	(10.5)
Gains (losses) on financial transactions	1,895	(31.0)	1,106	(17.3)	785	(42.3)	4	(91.3)
Other operating income (1)	278	(2.6)	(420)	64.0	258	55.0	440	17.3

Gross income	45,655	4.1	39,892	6.0	4,675	(9.2)	1,088	0.6

Operating expenses	(19,052)	9.7	(17,076)	9.9	(1,643)	10.1	(333)	(2.8)
General administrative expenses	(17,048)	9.5	(15,243)	9.5	(1,507)	11.9	(298)	0.8
Personnel	(10,041)	10.8	(8,874)	10.8	(998)	11.6	(169)	5.1
Other general administrative expenses	(7,007)	7.7	(6,369)	7.6	(509)	12.5	(129)	(4.3)
Depreciation and amortisation	(2,004)	10.9	(1,832)	13.5	(136)	(6.5)	(35)	(25.5)

Net operating income	26,603	0.4	22,817	3.3	3,032	(17.1)	754	2.2

Net loan-loss provisions	(10,599)	4.5	(10,459)	3.1	(141)	—	0	—
Other income	(2,565)	129.9	(2,476)	127.6	(32)	192.1	(57)	230.8

Profit before taxes	13,439	(11.7)	9,882	(9.0)	2,859	(21.5)	698	(3.3)

Tax on profit	(3,376)	(10.9)	(2,382)	(9.0)	(766)	(21.2)	(227)	13.2

Profit from continuing operations	10,064	(12.0)	7,500	(9.0)	2,093	(21.7)	471	(9.6)

Net profit from discontinued operations	(24)	77.7	(24)	77.7	—	—	—	—

Consolidated profit	10,039	(12.1)	7,475	(9.1)	2,093	(21.7)	471	(9.6)

Minority interests	855	(9.6)	583	(9.8)	221	(8.2)	52	(13.0)

Attributable profit to the Group	9,184	(12.3)	6,893	(9.1)	1,872	(23.0)	419	(9.2)

BUSINESS VOLUMES
Total assets	1,191,780	1.3	888,242	3.3	277,723	(2.2)	25,814	(21.9)
Customer loans	747,297	3.6	665,875	2.4	81,000	14.8	421	(8.2)
Customer deposits	612,861	1.8	532,029	3.6	75,134	(11.2)	5,699	39.0

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

RETAIL BANKING. INCOME STATEMENT

Million euros

	Gross income		Net operating income		Attributable profit to the Group
	2011	Var (%)	2011	Var (%)	2011	Var (%)

Continental Europe	13,531	7.9	7,772	4.3	2,302	(3.0)

o/w: Spain	7,143	(2.3)	3,745	(3.0)	737	(36.3)
Portugal	785	(20.8)	292	(40.4)	95	(72.5)

United Kingdom	5,118	(8.6)	2,812	(13.9)	889	(43.2)

Latin America	19,134	9.8	11,087	8.3	3,209	(0.9)

o/w: Brazil	13,660	11.9	8,147	11.5	1,588	(12.1)
Mexico	2,023	7.0	1,145	5.3	762	64.3
Chile	1,758	2.3	1,032	(3.2)	438	(14.5)

Sovereign	2,109	2.2	1,145	0.5	493	21.2

Total Retail Banking	39,892	6.0	22,817	3.3	6,893	(9.1)

ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Gross income		Net operating income		Attributable profit to the Group
	2011	Var (%)	2011	Var (%)	2011	Var (%)

Mutual funds	266	(0.3)	111	(1.9)	43	(38.9)
Pension funds	23	(8.1)	15	(5.7)	10	(4.8)
Insurance	799	1.1	629	3.1	366	(3.8)

Total Asset Management and Insurance	1,088	0.6	754	2.2	419	(9.2)

26	JANUARY - DECEMBER FINANCIAL REPORT 2011

INFORMATION BY SECONDARY SEGMENTS

RETAIL BANKING

ACTIVITY
% variation 2011 / 2010

+2.4
+4.8
Loans
Deposits*

* Including retail commercial paper

NET OPERATING INCOME
+3.3%

Million euros

22,088
22,817
2010
2011

NET OPERATING INCOME AFTER PROVISIONS
+3.5%

Million euros

11,944
12,358
2010
2011

ATTRIBUTABLE PROFIT
-9.1%

Million euros

7,579
6,893
2010
2011

GLOBAL WHOLESALE BANKING

GROSS INCOME BREAKDOWN
Million euros

Total
5,150
-9%
4,675
Trading and capital
-16%
619
Equity
-44%
356
Rates
-7%
1,293
Credit
-3%
769
Corporate Finance
-29%
56
Global Transaction Banking
+4%
1,582
Customers
-8%
2010
2011

NET OPERATING INCOME
-17.1%

Million euros

3,658
3,032
2010
2011

ATTRIBUTABLE PROFIT
-23.0%

Million euros

2,432
1,872
2010
2011

ASSET MANAGEMENT AND INSURANCE

TOTAL GROUP REVENUES
Million euros

Total
3,966
+9%
4,334
Insurance
+15%
3,083
Asset Management
-2%
1,251
2010
2011

NET OPERATING INCOME
+2.2%

Million euros

739
754
2010
2011

ATTRIBUTABLE PROFIT
-9.2%

Million euros

462
419
2010
2011

JANUARY - DECEMBER FINANCIAL REPORT 2011	27

Investor Relations
Ciudad Grupo Santander
Edificio Pereda. 1st floor
Avda de Cantabria. s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12, Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda, de Cantabria. s/n 28660 Boadilla del Monte, Madrid (Spain)

Santander

www.santander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 31, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President